EXHIBIT 99.1

Press Release

DGR Enterprises Increases Proposal to Acquire Onvia.com to $3.50 Per Share in
Cash

Seattle, WA , Thursday, November 14, 2002 -- DGR Enterprises, Inc. ("DGR Enterprises" or "DGR") announced today that it delivered to the Board of Directors of Onvia.com, Inc. ("Onvia.com") (Nasdaq: ONVI) on Wednesday, November 13, 2002, a new proposal to purchase all of the outstanding shares of Onvia.com for $3.50 per share in cash, or approximately $26.8 million. DGR's offer of $3.50 per share represents a $0.75 (or 27%) increase over the $2.75 per share offer price proposed by DGR to the Board of Directors of Onvia.com on October 10, 2002 and an 83% premium over the stock's $1.93 closing price of October 10, 2002. According to a spokesman for DGR, "the all-cash $3.50 offer represents DGR Enterprises' best and final offer." A copy of the new offer letter is attached.

The October 10 proposal expired in accordance with its terms at 5:00 PM on Friday, October 18, 2002. The Board of Directors rejected the proposal stating that DGR Enterprises' proposal was for less than cash value. DGR Enterprises extended its proposal to remain open through 5:00 PM on Friday, October 25, 2002, however this proposal was similarly rejected by the Board.

DGR Enterprises is owned by Glenn Ballman, Robert Ayer and David Bell. Mr. Ballman is the founder and former Chairman and Chief Executive Officer of Onvia.com. Mr. Ayer is a co-founder and former Vice President of Business Development at Onvia.com. Mr. Bell was an early angel investor in Onvia.com. Messrs. Ballman, Ayer and Bell currently own approximately 8.2% of Onvia.com's outstanding common stock. DGR Enterprises is based in Darien, Connecticut and was formed for the purpose of making this proposal.

According to Mr. Ayer, "Onvia is a very different company today than when it went public. Today, Onvia's revenues and projected future income do not make it an active public company for investors, hence the stock price. Nonetheless, we at DGR feel the Company has great merit as a private enterprise and wish to run and manage it like the small business that it is. Our final offer represents a significant premium over the current market price and provides all shareholders liquidity in an otherwise illiquid stock."

The Onvia.com Board of Directors is comprised of the following five individuals:
(i) Michael D. Pickett, Chairman & Chief Executive Officer of Onvia.com; (ii) Nancy J. Schoendorf, General Partner at Mohr, Davidow Ventures; (iii) Kenneth A. Fox, Managing Director at Internet Capital Group, Inc. (Nasdaq: ICGE); (iv) Jeffrey C. Ballowe, Member of the Advisory Board of Internet Capital Group, Inc.; and (v) Steven D. Smith, Managing Director at GE Equity, a subsidiary of General Electric Company (NYSE: GE). There is presently one vacancy on the Board. Each of these venture capital firms is a pre-IPO investor of Onvia.com and collectively such firms own approximately 48% of the outstanding capital stock, based on publicly available information.

If Onvia.com determines to accept the proposal, DGR Enterprises believes that the transaction could be closed within 60 days. This proposal is based on the capitalization and financial performance of Onvia.com reflected in its quarterly report for the period ended September 30, 2002. DGR Enterprises' legal advisor is Chadbourne & Parke LLP, a New York based international law firm.

Seattle, Washington based Onvia.com helps businesses secure government contracts and government agencies find suppliers on-line.

DGR Enterprises will file a Tender Offer Statement with the Securities and Exchange Commission if a tender offer is commenced. This document will contain important information. Onvia.com shareholders are advised to read the tender offer statement, copies of which may be obtained from the Securities and Exchange Commission's website at www.sec.gov free of charge.

For more information, contact Andrew Blum at 212-408-5100.




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                                                             NEW PROPOSAL LETTER

                              DGR Enterprises, Inc.
                               50 Buttonwood Lane
                                Darien, CT 06820


November 13, 2002

Board of Directors
Onvia.com, Inc.
1260 Mercer Street
Seattle, WA 98109

Ladies and Gentlemen:

On behalf of DGR Enterprises, Inc. ("DGR Enterprises"), and based upon currently available public information, we are writing at this time to formally increase our all-cash proposal ("Proposal") to purchase all of the outstanding shares of common stock of Onvia.com, Inc. ("Onvia" or the "Company"), from $2.75 per share to $3.50 per share. With the exception of the increase in purchase price, this offer is made pursuant to the terms and conditions set forth in the letter DGR Enterprises delivered to the Board of Directors of the Company on October 10, 2002. The $3.50 purchase price represents DGR Enterprises' best and final offer. The purchase price we are offering represents an 81% premium over the October 10, 2002 closing price of $1.93.(1)

As noted in our letter dated October 10, 2002, the key benefits of this transaction for the Company's shareholders and other stakeholders can be summarized as follows:

     o  Shareholders obtain immediate liquidity for their interest in Onvia

     o Shareholders receive a significant premium to Onvia's stock price on a current, one week, two week, one month, three month and one year basis

     o Provides a mechanism to take the company private, which is the appropriate ownership structure given Onvia's current scale and stage of development

     o Limited transaction risk given speed and certainty of execution with DGR Enterprises

     o Enhanced ability to grow, motivate and incentivize continuing employees, as a private company


We believe our proposal gives the Company's public stockholders an opportunity to obtain liquidity at a full and fair valuation that is unlikely to be presented again. As demonstrated on the Company's recent earnings call, the Company's most active and largest minority shareholders

----------------------------------

1 All historical stock prices and trading volumes in this letter have been adjusted for the special dividend of $0.39 per share on May 3, 2002 and the 1-for-10 reverse stock split on July 16, 2002.

are all urging fast and decisive action by the Board to provide shareholders with real liquidity and maximum value. Our proposal represents the best opportunity for the Company to achieve its stated goal of maximizing shareholder value. Accordingly, we believe that in the exercise of its fiduciary duties, the Board should approve our increased offer to the Company's stockholders by issuing a favorable recommendation.

The financing needed to complete the transaction can be obtained in a timely manner. We have negotiated and obtained a draft term sheet from a major financial institution, sufficient to fund the tender offer, that would be executed simultaneously with a definitive merger agreement. We are prepared to discuss this offer with you immediately. If the Company determines to promptly accept our Proposal, the transaction could be closed within 60 days. Unless earlier accepted, the Proposal will terminate at 5:00 PM (PST) on Monday, November 18, 2002.

In responding to us or in seeking further information concerning our proposal, please call our legal advisor, Chadbourne & Parke LLP, at XXXXXXXXXXXX (XXXXXXXX XXXXXXX).

This is an offer to negotiate and should not be interpreted as a binding commitment or as the commencement or announcement of an intention to commence a tender offer.

Very truly yours,

DGR Enterprises, Inc.


/s/ Robert Ayer            /s/ David Bell             /s/ Glenn Ballman
-------------------------  -------------------------  -------------------------
Robert Ayer                David Bell                 Glenn Ballman
Director                   Director                   Director